Exhibit (d)(2)

Schedule A

(As of July 8, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Amplify S&P 500 Dividend Drivers ETF	0.39%	May 12, 2026	July 6, 2026	July 8, 2026	May 12, 2028